Mail Stop 3561

April 26, 2006

Richard L. Songer, President
Sew Cal Logo, Inc.
207 West 138th Street
Los Angeles, California 90061

> Re: **Sew Cal Logo, Inc.**
> **Amendment No. 1 to Registration Statement on Form SB-2**
> **Filed April 11, 2006**
> **File No. 333-132304**
> **Form 10-KSB as amended for Fiscal Year Ended August 31, 2005**
> **Filed April 11, 2006**
> **Form 10-QSB for Fiscal Quarter Ended February 28, 2006**
> **Filed April 21, 2006**
> **File No. 333-113223**

Dear Mr. Songer:

We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB

Controls and Procedures, page 13

1. Please refer to comment 4 in our letter dated April 6, 2006. Your revised disclosure still does not comply with the language of Item 308(c), which requires disclosure of "any" change to your internal control over financial reporting that occurred in the last fiscal quarter that has materially affected, or is reasonably

likely to materially affect your internal control over financial reporting. Please confirm to us that there have been no changes within the standard of Item 308(c) and provide the correct language in future filings. If there were changes within the scope of Item 308(c) during the fourth quarter of 2005, then please amend the Form 10-KSB to disclose those changes.

From 10-QSB

2. Please refer to comments 2-6 in our letter dated April 6, 2006. It does not appear you have provided controls and procedures disclosure in this quarterly report. The only corresponding disclosure appears to be generic language misplaced at the end of the document. Also, it appears the certifications do not reflect our prior comments. Please amend this Form 10-QSB in its entirely to provide the correct controls and procedures disclosure and certifications.

* * * * * *

As appropriate, please amend your registration statement and periodic report(s) in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

You may contact David Mittelman, Legal Branch Chief, at (202) 551-3214, or me, at (202) 551-3720 if you have questions regarding our comments.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Richard I. Anslow, Esq.
        FAX (732) 577-1188